Exhibit 99.1

StoneCo Announces Additional Board Change

Georgetown, Cayman Islands, September 20, 2024 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) today announced an additional board change to support the next stage of the Company’s growth.

Stone’s Board has approved, effective immediately, the appointment of Antonio Silveira as a Board Member.

Mr. Silveira is currently Chief Technology Officer (“CTO”) at Attentive, company leader in AI-powered mobile marketing solutions. Mr. Silveira has over 15 years of experience in technology, having led organizations through significant expansion, developed innovative vertical products and overseen the modernization of technology infrastructures.

As a Board Member, Mr. Silveira will support the guidelines for technology to further distinguish Stone in the market and drive innovation within the company.

About Our New Board of Directors Appointment

Antonio Silveira is currently the Chief Technology Officer at Attentive, the leader in AI-powered mobile marketing solutions, enabling some of the world's most popular brands to deliver personalized experiences to customers across the marketing funnel. Before joining Attentive, he served as Chief Technology Officer at Nextdoor from 2019 until 2023, the largest neighborhood social network platform, where he led the engineering organizations through significant expansion and took Nextdoor public on the New York Stock Exchange in 2021. He has also held senior leadership positions at GoDaddy from 2013 to 2019, where he was Vice President of Engineering, responsible for developing new vertical products, modernizing the technology stack, and leading several acquisitions that contributed to a significant revenue expansion and customer growth. Mr. Silveira has also held senior roles at Yahoo from 2008 to 2013, overseeing Communications engineering for Yahoo Mail, Messenger, and Global User Profiles, and at Globo.com from 2001 to 2008, where he led multiple strategic initiatives in the digitalization of several Globo Organization's media companies and their programming. Mr. Silveira holds a Bachelor's degree in Industrial Engineering from Universidade Gama Filho, specializing in software engineering processes, and an MBA in Finance from IBMEC Business School.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co

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